

March 10, 2011

<u>Via Facsimile and U.S. Mail</u>

Mr. John G. Robertson
Chief Executive Officer
REGI U.S., Inc.
#240 – 11780 Hammersmith Way
Richmond, BC, Canada   V7A 5A9

>    **Re:    REGI U.S., Inc.**
>    **Form 10-K for fiscal year ended April 30, 2010**
>    **Filed July 30, 2010**
>    **Forms 10-Q for the quarterly periods ended July 31 and October 31, 2010**
>    **File No. 0-23920**

Dear Mr. Robertson:

We have reviewed your filings and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for fiscal year ended April 30, 2010</u>

<u>General</u>

1.    Please refer to the first paragraph on page F-13 and tell us which "shares" Rand has sold or may sell to meet ongoing funding requirements.  If you mean your shares, then please also tell us whether Rand has previously sold your shares for that purpose, when it acquired the shares it sold and when and how it affected its sales, including on what exemption or registration statement on which it relied.

Directors and Executive Officers, page 26

2.    In future filings, provide the disclosure required by Item 401(e) of Regulation S-K.  For example, please describe the specific experience, qualifications, attributes, or skills that led the board to conclude that such person should serve as a director.  Also tell us, with a view toward disclosure in future filings, when Mr. Vandeberg served with the "two NYSE companies" and name those companies and the identities of "public companies" for which Thomas Robertson served as a director and the dates of his service.

3.    With a view toward clarified disclosure in future filings, please tell us which entities listed in the backgrounds of your affiliates are your competitors, as implied by the last risk factor on page 15.

Involvement in certain legal proceedings, page 28

4.    The disclosure you provide pursuant to Item 401(f) of Regulation S-K is not limited to the "past five years."  Please revise future filings.  Also tell us whether any proceedings older than the "past five years" were omitted from your disclosure.

Audit Committee, page 29

5.    With a view toward clarified disclosure in future filings, please tell us how you concluded that Ms. Lorette is independent given that your disclosure on page 27 indicates she is a vice president of the registrant.

Item 11. Executive Compensation, page 30

6.    It appears the disclosure you provided under this item is pursuant to "applicable Canadian law," including the table you say is presented "in accordance with Form 51-102F6."  In future applicable filings, please provide the compensation disclosure required by Item 402 of Regulation S-K instead.  Also tell us why Canadian law applies to your disclosures, given that the cover page of your document indicates you are incorporated in Oregon.

Related Parties, page 40

7.    Please file as exhibits the agreements related to the transactions mentioned in this section and the related party advances mentioned on page 22.  Also file as an exhibit the "project cost sharing agreement" mentioned in your disclosure, and tell us how it handles responsibility for your plan of operation for the next 12 months, as noted in your Form 10-Q for the period ended October 31, 2010.

Report of Independent Registered Public Accounting Firm, page F-2

8.      We note that you are a development stage company and have included financial statements for the cumulative period.  However, the audit report included does not provide an opinion on the cumulative period data.  Please note that the cumulative information provided under Topic 915 of the FASB Accounting Standards Codification should be audited and the report of the independent registered public accounting firm should include an opinion on the cumulative period information included in the financial statements.  Please amend your filing to include an audit report that covers the financial statements for the cumulative period.

Note 1.  Organization and Basis of Presentation, page F-9

– Fair Value Measurements, page F-11

9.      We note that you have classified the measurement of the fair value of your derivative liabilities as Level 2 on the fair value hierarchy here.  Please explain to us why you believe classification as  Level 2 measurement is appropriate.  In this regard, we note in your Form 10-Q for the quarterly period ended October 31, 2010 you classified the fair value of the derivative liability as a Level 3 fair value measurement.  Please explain the reasons for the change in classification.

Item 9A:  Controls and Procedures, page 25

10.     We note your disclosures here regarding your evaluation of your internal control over financial reporting.  However, you do not identify the framework used by management to evaluate the effectiveness of your internal control over financial reporting.  Please revise the filing to provide the disclosure required by Item 308(a)(2) of Regulation S-K.

11.     We note that your management has concluded that your internal controls over financial reporting are not effective due to inadequate segregation of duties and ineffective risk assessment.  Please revise your disclosures to address the following:

- Clearly disclose whether your management has concluded whether the inadequate segregation of duties and ineffective risk assessment represent material weaknesses.
- Explain in greater detail the impact of these items on your financial reporting.  For example, explain how each of the identified control deficiencies impact your ability to prepare and report your financial statements.
- Notwithstanding the above, explain to us in greater detail what you mean by "ineffective risk assessment."

Forms 10-Q as of July 31 and October 31, 2010

Item 4.  Controls and Procedures, page 3

– (b) Management's Report on Internal Control over Financial Reporting, page 4

12.     We note that you disclose management's conclusions on the effectiveness of your internal control over financial reporting as of July 31 and October 31, 2010.  Item 308(T) of Regulation S-K indicates that management's conclusion on the effectiveness of its internal controls over financial reporting is an annual assessment and disclosure rather than a quarterly assessment and disclosure.   Please tell us if management performed an assessment on the effectiveness of its internal controls over financial reporting as of July 31 and October 31, 2010.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact David Burton, Staff Accountant at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney at (202) 551-3602 or Geoff Kruczek, Legal Reviewer at (202) 551-3641 with any other questions.  In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

Kevin L. Vaughn

Accounting Branch Chief